UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2005
Commission File Number: 0-20055
Consolidated Envirowaste Industries Inc.
(Translation of registrant’s name into English)
27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
FORM 20-F ☑                      FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
YES ☑                     NO ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC. (Registrant)

Date August 25, 2005	By	"Douglas R. Halward, President"
(Signature)

Douglas R. Halward, President
(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Release dated August 25, 2005

EXHIBIT B:	Unaudited financial statements for the nine months ended June 30, 2005 and Management Discussion and Analysis

“Exhibit A”
27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644
NEWS RELEASE
Consolidated Envirowaste Reports 2005 3rd Quarter Results
Abbotsford, British Columbia — August 25, 2005
Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the nine months ended June 30, 2005. A complete copy of the Company’s report for the quarter is available at www.sedar.com. Excerpts from the unaudited financial statements are as follows:

			Nine Months	Nine Months
	Quarter Ended	Quarter Ended	Ended	Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Revenue	$8,489,774	$7,383,221	$22,345,941	$17,742,315
Income from continuing operations before income taxes	633,142	999,189	1,788,882	1,252,790
Income from continuing operations after income taxes	305,798	646,636	812,862	646,994
Net income (loss) from discontinued operations	(514)	(148,911)	28,711	(67,681)
Net income for the period	305,284	497,725	841,573	579,313
Basic earnings per common share	$0.03	$0.05	$0.08	$0.06
Diluted earnings per common share	$0.03	$0.05	$0.08	$0.06
Weighted average common shares outstanding	10,364,699	10,247,199	10,325,103	10,153,161

Consolidated Envirowaste Industries Inc. recorded net income from continuing operations for the three months ended June 30, 2005 of $305,798 or $0.03 per share ($0.03 per share diluted) compared to net earnings from continuing operations of $646,636 or $0.06 per share ($0.06 per share diluted) for the three months ended June 30, 2004. After a net loss from discontinued operations for the quarter of $514 (2004 — $148,911), overall net income for the three months ended June 30, 2005 was $305,284 or $0.03 per share ($0.03 per share diluted) compared to net income of $497,725 or $0.05 per share ($0.05 per share diluted) earned in the same quarter of 2004. Revenue for the quarter increased 15% or $1.1 million to $8,489,774 compared to the third quarter of 2004 driven by revenue growth in its Florida unit. The Company experienced pressure on gross margins during the quarter compared to the third quarter of 2004 caused by higher fuel and raw material costs. Increased activity and fuel cost increases driving freight costs for product deliveries and disposal of site material accounted for a significant increase in direct selling expenses during the nine months ended June 30, 2005 when compared to the third quarter of 2004. After changes in working capital items, the Company generated 1,765,000 in cash flows from operating activities during the quarter compared to generating $1,132,000 in cash flows in the quarter ended June 30, 2004-the change primarily as a result of the $735,000 proceeds from the short term line of credit financing for its Florida unit’s acquisition of approximately 200 acres of land for future strategic business purposes.
Strong private sector demand, storm revenue generated in earlier quarters, and continued revenue growth in the Company’s Florida unit increased sales for the first nine months of fiscal 2005 by 26% or $4,603,626 to $22,346,000 compared to $17,742,315 for the nine months ended June 30, 2004 in spite of unfavourable currency translation differences. Improvements in revenue for the first three quarters of 2005 were offset by higher operating and selling costs, however, operating income from continuing operations for the nine months ended June 30, 2005 rose $570,290 or 59% to $1,533,784 compared to $963,494 for the same period in 2004. Net income from continuing operations increased 26% or $165,868 for the first three quarters of 2005 to $812,862 compared to $646,994 for the same period last year. Net income from the discontinued Georgia operations of $28,711 compared to a net loss from discontinued operations of $67,681 brought net income for the nine months ended June 30, 2005 to $841,573-an increase of 45% or $262,260-compared to net income of $579,313 for the first three quarters of 2004. For the first nine months of fiscal 2005, Consolidated Envirowaste Industries Inc. generated approximately $2,377,000 in cash flows from operating activities after changes in working capital items, compared to $2,053,000 generated in the first nine months of fiscal 2004. The Company continues to reduce overall debt levels.
Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada and Florida. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S., bulk landscaping products in both of these regions, and packaged soil products to major Western Canadian retailers.
Consolidated Envirowaste Industries Inc.
“Per James E. Darby”
James E. Darby
Chairman and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

“Exhibit B”

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Consolidated Financial Statements
June 30, 2005 and 2004

Index
Consolidated Balance Sheets
Consolidated Statements of Income and Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Schedules of Consolidated Cost of Sales
Schedules of Consolidated Direct Selling Expenses
Schedules of Consolidated General and Administrative Expenses

Notice
These financial statements and related schedules have not been reviewed by the Company’s independent auditor.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheets
June 30, 2005 and 2004	(audited)

	June 30,	June 30,	September 30,
	2005	2004	2004
ASSETS
Current
Cash	$2,076,806	$1,853,975	$2,843,341
Accounts receivable	3,786,239	3,862,551	4,027,593
Inventories (note 2)	638,817	795,977	759,242
Refundable income taxes	—	—	70,863
Future income tax asset	212,983	204,913	219,222
Prepaid expenses and deposits	481,522	369,942	283,207

	7,196,367	7,087,358	8,203,468
Property, plant and equipment (note 3)	10,378,818	9,632,628	9,509,709
Assets under capital leases (note 4)	2,784,469	1,871,467	2,896,260
Future income tax asset	—	214,385	—
Other assets (note 5)	30,811	33,984	33,191

	$20,390,465	$18,839,822	$20,642,628

LIABILITIES
Current
Demand loans, secured (note 6)	$440,000	$450,000	$430,000
Accounts payable and accrued liabilities	2,616,613	2,170,773	2,336,451
Income taxes payable	339,168	336,338	—
Deferred revenue	73,564	265,503	780,421
Principal portion of long-term debt due within one year	1,715,207	1,662,263	1,553,047
Principal portion of capital lease obligations due within one year	730,550	516,421	699,392
Principal portion of loans due within one year	—	—	173,939

	5,915,102	5,401,298	5,973,250
Long-term debt (note 7)	1,668,036	2,478,596	2,285,451
Obligations under capital leases (note 8)	1,839,950	1,191,749	1,961,734
Loans payable (note 9)	2,247,825	2,498,673	2,324,734
Future income taxes payable	678,042	174,402	697,905

	12,348,955	11,744,718	13,243,074

SHAREHOLDERS’ EQUITY
Share capital (note 10)	15,488,238	15,456,513	15,456,513
Contributed Surplus	8,182	—	4,675
Unrealized foreign exchange gain (loss)	(8,223)	176,230	226,626
Deficit	(7,446,687)	(8,537,639)	(8,288,260)

	8,041,510	7,095,104	7,399,554

	$20,390,465	$18,839,822	$20,642,628

Commitments (note 13)
Contingent liability (note 14)
Approved by the Directors:

“signed”	"signed"

James E.H. Darby	Douglas R. Halward
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Consolidated Statement of Operations and Deficit
For the nine months ended June 30, 2005 and 2004

	3 months	3 months	9 months	9 months
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Revenue
Bulk	$728,664	$510,807	$1,418,121	$1,351,936

Packaged products	1,167,488	1,135,260	1,837,572	1,915,791

Tipping and processing fees	6,593,622	5,737,154	19,090,248	14,474,588

	8,489,774	7,383,221	22,345,941	17,742,315

Cost of sales (schedule)	4,704,159	3,887,583	12,347,669	9,957,390

Gross margin	3,785,615	3,495,638	9,998,272	7,784,925

Direct selling expenses (schedule)	1,821,161	1,334,492	4,533,138	3,248,373

General and administrative expenses (schedule)	1,345,478	1,257,432	3,931,350	3,573,058

Operating income	618,976	903,714	1,533,784	963,494

Other income
Interest and sundry	7,995	2,971	17,767	34,792
Gain on disposal of property, plant and equipment	6,171	92,504	237,331	254,504

Income before income taxes	633,142	999,189	1,788,882	1,252,790
Income taxes (note 15)	327,344	352,553	976,020	605,796

Net income for the period from continuing operations	305,798	646,636	812,862	646,994

Discontinued operations
Income (loss) before income taxes	(387)	(260,515)	48,055	(122,298)
Income taxes recovery (expense)	(127)	111,604	(19,344)	54,617

Net income (loss) from discontinued operations	(514)	(148,911)	28,711	(67,681)

Net income for the period	$305,284	$497,725	841,573	579,313

Deficit, beginning of year			(8,288,260)	(9,116,952)

Deficit, end of period			$(7,446,687)	$(8,537,639)

Earnings per share for the period — basic	$0.03	$0.05	$0.08	$0.06

Weighted average number of common shares outstanding
— basic	10,364,699	10,247,199	10,325,103	10,153,161

Earnings per share — diluted	$0.03	$0.05	$0.08	$0.06

Weighted average number of common shares outstanding
— diluted	10,484,116	10,258,535	10,444,520	10,164,497

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Consolidated Statements of Cash Flows
For the nine months ended June 30, 2005 and 2004

	3 months	3 months	9 months	9 months
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Cash flows from (used in) operating activities

Net income for the period	$305,284	$497,725	$841,573	$579,313
Items not involving cash:
Amortization	615,960	610,315	1,874,549	1,704,390
Gain on disposal of property, plant and equipment	(6,171)	(92,504)	(260,246)	(388,154)
Stock-based compensation	1,169	—	3,507	—
Unrealized foreign exchange loss	(71,552)	(23,269)	(234,849)	(352,608)
Issuance of shares for non-cash consideration	—	—	—	75,000
Future income taxes	5,769	(4,288)	(13,624)	10,909

	850,459	987,979	2,210,910	1,628,850
Change in non-cash working capital
Accounts receivable	(108,995)	(245,716)	241,354	(1,047,857)
Inventories	356,357	246,720	120,425	156,959
Prepaid expenses and deposits	(138,479)	(140,219)	(198,315)	(36,226)
Accounts payable and accrued liabilities	(267,152)	(111,723)	280,162	303,734
Income taxes payable	179,514	238,416	410,031	400,678
Deferred revenue	(35,177)	64,257	(706,857)	47,654
Current portion of long-term debt	779,566	74,809	162,160	583,579
Current portion of capital lease obligations	148,456	17,921	31,158	16,051
Current portion of loans payable	—	—	(173,939)	—

	1,764,549	1,132,444	2,377,089	2,053,422

Cash flows from (used in) financing activities
Increase (decrease) in long-term debt, net	10,741	77,181	(617,415)	385,496
Increase (decrease) in obligations under capital leases, net	477,866	(79,749)	(121,784)	(374,991)
Increase (decrease) in loans payable	(316,563)	(11,358)	(76,909)	122,803
Issuance of share capital	—	—	31,725	58,431

	172,044	(13,926)	(784,383)	191,739

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(2,507,454)	(567,193)	(2,536,581)	(2,524,174)
Proceeds from the sale of property, plant and equipment	386,772	103,196	513,159	403,959
Acquisition of assets under capital leases	(771,625)	(31,875)	(771,625)	(42,347)
Proceeds from the sale of assets under capital leases	—	—	425,806	—

	(2,892,307)	(495,872)	(2,369,241)	(2,162,562)

Increase (decrease) in cash position	(955,714)	622,646	(776,535)	82,599
Cash position, beginning of period	2,592,520	781,329	2,413,341	1,321,376

Cash position, end of period	$1,636,806	$1,403,975	$1,636,806	$1,403,975

Represented as:
Cash	$2,076,806	$1,853,975	$2,076,806	$1,853,975
Demand loans, secured	(440,000)	(450,000)	(440,000)	(450,000)

	$1,636,806	$1,403,975	$1,636,806	$1,403,975

Supplementary Information
Interest paid in cash	$103,865	$102,279	$294,284	$317,924
Income taxes paid in cash	$144,939	$194	$571,028	$142,333
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
June 30, 2005 and 2004

1.	Significant Accounting Policies
The Financial Statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(d)	Cash equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at June 30, 2005, cash equivalents were $nil (June 30, 2004 — $nil; September 30, 2004 — $nil).

(e)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and market value.

(f)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	4%, 5%, 14%, 20% & 33%
Land improvements	6.7% & 8%
Equipment	10%, 20%, 33% & 50%
Office equipment	20% & 33%
Leasehold improvements	20% & 33%
Computer equipment	30%, & 33%
Packaging plates and artwork	20%
Automotive equipment	20% & 30%
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
June 30, 2005 and 2004

1.	Significant Accounting Policies (continued)
(g)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as property, plant & equipment.

(h)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over periods of 10 years or 15 years.

Technology license	Recorded at cost; amortized on a straight-line basis over 20 years.
(i)	Goodwill and Other Intangible Assets

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3062, “Goodwill and Other Intangible Assets”, under which a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized, but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

(j)	Asset Retirement Obligations

Effective October 1, 2004, the Company retroactively adopted the CICA handbook Section 3110 on the recognition and measurement of asset retirement obligations, which for the Company encompasses primarily site post closure and remediation cost liabilities. Under this section, asset retirement obligations are recognized at the fair market value in the period in which the legal obligation was incurred, with fair value of a liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur. The nature of the Company’s operations are such that remediation cost liabilities are short term in nature, therefore costs approximate their discounted present value, and are recorded in deferred revenue (see note 1(n) Revenue Recognition and 1(p) Environmental and Site Remediation Liability). Site post closure costs have not been incurred to date, therefore the Company has not had to restate prior periods as a result of the adoption of this new policy.

(k)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of the CICA Handbook. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
June 30, 2005 and 2004

1.	Significant Accounting Policies (continued)
(l)	Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method for all direct awards of stocks in accordance with the CICA Handbook, section 3870. “Stock-Based Compensation and Other Stock-Based Payments”. The fair value of the options granted are estimated at the date of grant using the Black-Scholes valuation model. Stock-based compensation is amortized into earnings over the vesting period of the related options. As the expense is incurred, an offset is created in contributed surplus in shareholders’ equity, which is converted in share capital when the related options are exercised. During the period, no options were granted (June 30, 2004 — nil; September 30, 2004 — 60,000) and charged $3,507 (June 30, 2004 — nil; September 30, 2004 — $4,675) to income.

(m)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains or losses are presented as a component of equity.

(n)	Revenue Recognition

Revenues from the sale of bulk and packaged products are recognized when title and risk of loss transfers to the customer, which is generally upon shipment.

Revenues from tipping fees are recognized as services performed and are billed pursuant to the contract terms. The Company also occasionally performs contracting services for customers under a cost plus billing arrangement. Revenues related to these services are recognized gross in net revenues, with the related costs recorded in cost of sales.

Certain contracts provide for billings upon receipt of material. These revenues are deferred and then recognized as the material is processed and all contractual commitments, including disposal and site remediation have been completed.

(o)	Earnings Per Share

Earnings per share are computed as recommended by Section 3500 of the CICA Handbook. Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(p)	Environmental and Site Remediation Liability

The Company could be subject to liability for environmental matters resulting from the operations of its waste processing facilities. The Company accrues these costs in the period when responsibility is established and when such costs are probable and reasonably estimable based on current law and existing technology. Any substantial liability incurred by the Company arising from environmental damage could have material adverse effect on the Company’s business, its financial condition and on its results of operations. The Company is not presently aware of any situations that would have a material adverse impact on the business, its results of operations or its financial condition. The Company allows for post closure and remediation costs for facilities at operating locations by deferring revenue in the current period in amounts sufficient to cover future anticipated costs based on management’s judgement and experience in remediating sites.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
June 30, 2005 and 2004

2.	Inventories

	June 30,	June 30,	September 30,
	2005	2004	2004 (audited)
Raw materials and supplies	$509,659	$563,251	$618,784
Work-in-process	25,605	44,594	35,714
Finished goods	103,553	188,132	104,744

	$638,817	$795,977	$759,242

3.	Property, Plant and Equipment

	June 30,			June 30,	September 30,
	2005			2004	2004 (audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Land	$4,270,608	$—	$4,270,608	$2,378,050	$2,378,050
Plant	2,857,632	996,222	1,861,410	2,311,856	1,965,790
Land improvements	1,570,182	695,820	874,362	627,345	940,971
Equipment	8,350,862	5,501,618	2,849,244	3,652,957	3,554,044
Office equipment	239,055	99,634	139,421	158,569	171,335
Leasehold improvements	—	—	—	14,851	10,691
Computer equipment	137,135	111,111	26,024	39,739	38,016
Packaging plates and artwork	342,322	313,776	28,546	42,272	34,707
Automotive equipment	876,469	547,266	329,203	406,989	416,105

	$18,644,265	$8,265,447	$10,378,818	$9,632,628	$9,509,709

4.	Assets Under Capital Leases

	June 30,			June 30,	September 30,
	2005			2004	2004 (audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Automotive equipment	$771,625	$14,749	$756,876	$—	$—
Equipment	3,816,989	1,789,396	2,027,593	1,869,486	2,895,467
Office equipment	—	—	—	1,981	793

	$4,588,614	$1,804,145	$2,784,469	$1,871,467	$2,896,260

5.	Other Assets

	June 30,	June 30,	September 30,
	2005	2004	2004 (audited)
Goodwill, net of accumulated amortization of $51,318	$21,995	$21,995	$21,995
(June 30, 2004 - $51,318; September 30, 2004 - $51,318)

Trademarks, net of accumulated amortization of $22,942	8,018	11,114	10,340
(June 30, 2004 - $19,846; September 30, 2004 - $20,620)

Technology license, net of accumulated amortization of $759	798	875	856
(June 30, 2004 - $682; September 30, 2004 - $701)

	$30,811	$33,984	$33,191

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
June 30, 2005 and 2004

6.	Demand Loans, Secured

At June 30, 2005, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 1.5% per annum, and a peak period revolving demand loan of $250,000 bearing interest a RBP plus 2.0% per annum. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 9). The loans are subject subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. The Company was in compliance with these covenants at June 30, 2005.

At June 30, 2005, borrowings outstanding on the operating lines of credit were $440,000 (June 30, 2004 — $450,000; September 30, 2004 — $430,000).

7.	Long-term Debt

	June 30,	June 30,	September 30,
	2005	2004	2004 (audited)
Notes bearing interest at rates ranging from 0% to 7.03% per annum and are repayable in up to 60 monthly installments of principal and interest through 2010, collateralized by the related equipment.	$2,145,260	$2,834,937	$2,685,985

Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of Cdn $30,543 (US $25,237) including interest.	502,713	905,917	774,108

Promissory note payable bearing interest at the 30-day London Interbank Offered Rate (“LIBOR”) plus 2.25% repayable in full on March 31,2006.	735,270	400,005	378,405

	3,383,243	4,140,859	3,838,498

Less: Principal due within one year	(1,715,207)	(1,662,263)	(1,553,047)

Long-term portion	$1,668,036	$2,478,596	$2,285,451

The mortgage and promissory note are secured by a first charge on the mortgaged property and a first security interest in all the assets of the Company’s subsidiary CRRI supported by guarantees of related companies. The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these covenants as of June 30, 2005.

Principal obligations due within the next five years are as follows:

2006	$1,715,207
2007	674,877
2008	479,966
2009	359,367
2010	153,826

$3,383,243

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
June 30, 2005 and 2004

8.	Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 36 to 60 months at interest rates ranging from 2.9% to 12.99% per annum. Future minimum lease payments are as follows:

2005	$872,920
2006	799,234
2007	559,497
2008	439,620
2009	231,965

Minimum lease payments	2,903,236
Less: amounts representing interest	332,736

Present value of obligations under capital leases	2,570,500

Less: principal due within one year	730,550

$1,839,950

9.	Loans Payable

By loan agreements, and as amended, between the Company and one of its directors and officers, the Company has borrowed a total of $2,247,825 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company provided the director with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries and agreed to repay note principal subject to certain conditions (see Commitments — Note 13). On June 25, 2005, the Company paid $63,880 in principal and accrued interest to one of its directors and officers to fully retire his outstanding loans.

On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5 per annum, payable monthly. The company repaid $150,000 of the loan on October 22, 2002, and the remaining $150,000 balance in full on June 8, 2005.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, B.C. property. The loans are subrogated to the Royal Bank of Canada debt (note 6).

While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before June 30, 2005.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
June 30, 2005 and 2004

10.	Share Capital
(a)	Authorized: 50,000,000 common shares, no par value

(b)	Issued and fully paid:

	June 30, 2005		June 30, 2004		September 30, 2004 (audited)
	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital
Balance, beginning of period	10,247,199	$16,110,290	9,994,299	$15,976,859	9,994,299	$15,976,859
Issued during the period:
Exercise of options for cash	117,500	31,725	152,900	58,431	152,900	58,431
For financing services	—	—	100,000	75,000	100,000	75,000

	10,364,699	16,142,015	10,247,199	16,110,290	10,247,199	16,110,290
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of period	10,364,699	$15,488,238	10,247,199	$15,456,513	10,247,199	$15,456,513

(c)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise Price
	of Shares	per Share	Expiry Date
Directors	402,500	$0.60	March 14, 2007
Employees	174,000	$0.60	March 14, 2007
Employees *	60,000	$0.44	July 7, 2009

	636,500

*	This option vested as to 20,000 shares on December 31, 2004, and will vest as to 20,000 shares each on December 31, 2005 and 2006 provided, in each case, that the employee is employed by the Company on the vesting date.
A summary of the stock option activity for the current period is as follows:

		Weighted
		Average
		Exercise
	Shares	Price
Outstanding at October 1, 2004	771,500	$0.53
Granted	—	—
Exercised	(117,500)	0.27
Cancelled	(17,500)	0.42

Outstanding at June 30, 2005	636,500	$0.58

Options outstanding and exercisable at June 30, 2005 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
			Remaining	Price on	Price on
	Number	Number	Contractual	Outstanding	Exercisable
Range of Exercise Prices	Outstanding	Exercisable	Life (years)	Options	Option
$0.44 - $0.60	636,500	596,500	1.90	$0.58	$0.59

The fair value of options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.0%, dividend yield of 0.0%, volatility factor of 60.03%, and a life of 5 years.

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan, including 911,900 options outstanding on the date of adoption.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
June 30, 2005 and 2004

11.	Related Party Transactions

Included in accounts payable and accrued liabilities at June 30, 2005 were amounts aggregating $400,929 (June 30, 2004 — $372,732; September 30, 2004 — $627,065) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to loans, as detailed in Note 9, the Company had the following transactions with related parties:

	June 30,	June 30,	September 30,
	2005	2004	2004 (audited)
Management remuneration	$252,961	$209,343	$597,649

Interest and loan fees	144,296	209,902	255,105

Directors’ fees	4,000	—	—

	$401,257	$419,245	$852,754

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice.

12.	Geographically Segmented Information

For the nine months ended June 30, 2005

	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$585,935	$832,186	$—	$1,418,121
Packaged products	1,837,572	—	—	1,837,572
Tipping and processing fees	91,700	18,998,548	—	19,090,248
Inter-segment	454,212	62,654	(516,866)	—

	2,969,419	19,893,388	(516,866)	22,345,941

Expenses
Inter-segment	56,212	460,654	(516,866)	—
Other	3,311,863	17,245,196	—	20,557,059

	3,368,075	17,705,850	(516,866)	20,557,059

Income (loss) before income taxes	(398,656)	2,187,538	—	1,788,882
Income taxes	—	976,020	—	976,020

Income (loss) from continuing operations	(398,656)	1,211,518	—	812,862
Income from discontinued operations, net of tax	—	28,711	—	28,711

Net income (loss) for the period	$(398,656)	$1,240,229	$—	$841,573

	Canada	United States	Consolidated
Assets
Property, plant & equipment	$1,592,736	$11,570,551	$13,163,287
Other	1,376,766	5,850,412	7,227,178

	$2,969,502	$17,420,963	$20,390,465

Property, plant & equipment and assets acquired under capital leases — current expenditures	$61,869	$3,246,337	$3,308,206

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
June 30, 2005 and 2004

12.	Geographically Segmented Information (continued)

For the nine months ended June 30, 2004

	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$467,491	$884,445	$—	$1,351,936
Packaged products	1,915,791	—	—	1,915,791
Tipping and processing fees	198,175	14,276,413	—	14,474,588
Inter-segment	549,094	379,163	(928,257)	—

	3,130,551	15,540,021	(928,257)	17,742,315

Expenses
Inter-segment	147,233	781,024	(928,257)	—
Other	3,179,078	13,310,447	—	16,489,525

	3,326,311	14,091,471	(928,257)	16,489,525

Earnings (loss) before income taxes	(195,760)	1,448,550	—	1,252,790
Income taxes	—	605,796	—	605,796

Earnings (loss) from continuing operations	(195,760)	842,754	—	646,994
Loss from discontinued operations, net of tax	—	(67,681)	—	(67,681)

Net earnings (loss) for the period	$(195,760)	$775,073	$—	$579,313

	Canada	United States	Consolidated
Assets
Property, plant & equipment	$1,726,849	$9,777,246	$11,504,095
Other	1,440,846	5,894,881	7,335,727

	$3,167,695	$15,672,127	$18,839,822

Property, plant & equipment and assets acquired under capital leases — current expenditures	$57,891	$2,508,630	$2,566,521

For the year ended September 30, 2004 (audited)

	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$597,299	$1,060,045	$—	$1,657,344
Packaged products	2,004,593	—	—	2,004,593
Tipping and processing fees	301,164	20,573,625	—	20,874,789
Inter-segment	971,419	548,727	(1,520,146)	—

	3,874,475	22,182,397	(1,520,146)	24,536,726

Expenses
Inter-segment	201,809	1,318,337	(1,520,146)	—
Other	4,226,996	18,279,604	—	22,506,600

	4,428,805	19,597,941	(1,520,146)	22,506,600

Earnings (loss) before income taxes	(554,330)	2,584,456	—	2,030,126
Income taxes	—	1,020,096	—	1,020,096

Earnings (loss) from continuing operations	(554,330)	1,564,360	—	1,010,030
Loss from discontinued operations, net of tax	—	(181,338)	—	(181,338)

Net earnings (loss) for the year	$(554,330)	$1,383,022	$—	$828,692

	Canada	United States	Consolidated
Assets
Property, plant & equipment	$1,674,403	$10,731,566	$12,405,969
Other	852,535	7,384,124	8,236,659

	$2,526,938	$18,115,690	$20,642,628

Property, plant & equipment and assets acquired under capital leases — current expenditures	$59,218	$4,252,211	$4,311,429

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
June 30, 2005 and 2004

13.	Commitments

CRRI has entered into an employment agreement with a certain member of management through December 31, 2006. This agreement provides for a total monthly salary of approximately Cdn $12,255 (US$10,000) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases at the discretion of the Company.

The Company has entered into operating leases for certain machinery, equipment and office space. Rental expense under these leases was approximately Cdn$1,263,187 (including US$947,399) for the nine months ended June 30, 2005. Minimum future rental payments under these leases are as follows:

2006	$1,544,959
2007	1,236,034
2008	770,099
2009	—
2010	—

$3,551,092

Pursuant to an agreement with one of its directors (see Note 9), the Company has committed to make principal repayments on his loan on or before February 28th of the year following equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions.

14.	Contingent Liability

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

15.	Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	June 30,	June 30,	September 30,
	2005	2004	2004 (audited)
Income tax from U.S. operations	$995,364	$551,179	$1,020,096
Income tax recovery from Canadian operations	(139,531)	(68,516)	(508,000)

	855,833	482,663	512,096
Valuation allowance on Canadian operations	139,531	68,516	508,000

Income tax expense	$995,364	$551,179	$1,020,096

At June 30, 2005, management is of the opinion that the “more likely than not” criteria have been met with respect to the U.S. operations and in accordance with generally accepted accounting principles, the Company has recognized the future income tax (“FIT”) benefits arising from loss carry-forwards of prior years and other timing differences which has resulted in the FIT assets in the current year.

With respect to the Canadian operations, management has claimed a valuation allowance equal to future income tax benefits arising from their loss carry forwards, reflecting the position that these tax assets, more likely than not, will not be realized.

At June 30,2005, the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,888,000.

These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2005	$1,550,000
2006	740,000
2007	—
2008	20,000
2009	—
2010	70,000
2014	508,000

$2,888,000

The net operating losses available to offset future revenues of the U.S. operations are approximately US$66,030 and expire at various times through 2021.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Notes to Consolidated Financial Statements
June 30, 2005 and 2004

16.	Discontinued Operations

During 2004, the Company elected to cease operations of Greencycle and focus efforts on its Florida operations. Operating activity has now ceased, and as such, the results of its operations are presented as discontinued operations on a comparative basis.

The following summarizes the significant items removed from continuing operations on a comparative basis for the nine months ended June 30, 2005 and 2004.

	2005	2004
Revenue	$276,087	$1,979,592
Equipment rentals and administrative costs charged by Florida	(35,937)	(334,669)
Greencycle’s share allocated costs from parent	(35,306)	(112,320)
Other Expenses	176,133)	(1,600,284)

Income (loss) net of income taxes	$28,711	$(67,681)

The following summarizes the assets and liabilities of Greencycle as of June 30,2005, included in the accompanying consolidated balance sheet:

Cash	$23,516
Accounts Receivable	5,416
Accounts Payable (including exit costs)	10,447
Payable to Affiliates	3,546
Upon the completion of Greencycle’s commitments, the remaining net assets will be absorbed into the Florida operations.

17.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subject in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, accounts receivable, prepaid expenses and deposits, bank indebtedness, demand loans, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.

18.	Subsequent Event

The following event took place subsequent to June 30, 2005:
(a)	The Company’s subsidiary, The Answer Garden Products Ltd., acquired new equipment valued at $42,000 financed by capital lease. The lease is repayable in 36 monthly installments of $990 including interest at 2.3%, secured by the equipment.
19.	Comparative Figures

Certain 2004 comparative amounts have been reclassified to conform with the financial statement presentation adopted for the current year.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Cost of Sales
For the nine months ended June 30, 2005 and 2004
	3 months	3 months	9 months	9 months
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Direct Materials
Inventory, beginning of period	$700,764	$725,561	$618,784	$739,180
Purchases of direct materials and subtrades	547,118	576,262	1,448,345	1,318,885
Testing	5,157	4,032	11,663	19,405

Cost of direct materials available for use	1,253,039	1,305,855	2,078,792	2,077,470
Less: Inventory, end of period	(509,659)	(552,800)	(509,659)	(552,614)

Direct materials used	743,380	753,055	1,569,133	1,524,856
Direct labour	1,077,007	978,002	3,067,626	2,703,323
Manufacturing overhead	2,718,520	2,082,567	7,699,610	5,764,363

Manufacturing costs incurred for the period	4,538,907	3,813,624	12,336,369	9,992,542
Work-in-process, beginning of period	34,839	46,493	35,714	26,458

	4,573,746	3,860,117	12,372,083	10,019,000
Less: Work-in-process, end of period	(25,605)	(44,594)	(25,605)	(44,594)

Cost of goods manufactured	4,548,141	3,815,523	12,346,478	9,974,406
Finished goods, beginning of period	259,571	254,966	104,744	171,116

	4,807,712	4,070,489	12,451,222	10,145,522
Less: Finished goods, end of period	(103,553)	(182,906)	(103,553)	(188,132)

Cost of sales for the period	$4,704,159	$3,887,583	$12,347,669	$9,957,390

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Direct Selling Expenses
For the nine months ended June 30, 2005 and 2004
	3 months	3 months	9 months	9 months
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Advertising	$18,057	$16,017	$42,358	$35,138
Amortization — packaging plates and artwork	3,357	4,950	10,849	14,327
Automobile	4,150	1,650	7,450	4,950
Bad debts	15,483	15,718	30,843	36,868
Commissions	—	2,100	4,200	6,300
Discounts and allowances	39,292	56,005	67,235	78,844
Entertainment and promotion	—	150	157	2,306
Freight out	1,573,889	1,111,077	3,869,966	2,726,668
Marketing consulting	2,429	6,559	15,548	28,628
Miscellaneous	26,435	13,245	81,719	31,347
Travel	133,597	107,021	398,341	282,997
Wages and benefits	4,472	—	4,472	—

Direct selling expenses	$1,821,161	$1,334,492	$4,533,138	$3,248,373

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated General and Administrative Expenses
For the nine months ended June 30, 2005 and 2004
	3 months	3 months	9 months	9 months
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Advertising	$5,103	$7,561	$14,078	$22,488
Amortization	88,923	127,850	292,523	369,275
Automobile	7,150	7,814	25,762	23,573
Bank charges and interest	5,102	3,621	9,754	9,102
Business taxes, licenses and fees	15,125	18,355	58,150	55,655
Consulting fees	27,043	32,695	90,050	103,186
Directors’ fees	2,000	—	4,000	—
Education and training	19,962	6,628	38,009	17,207
Entertainment and promotion	16,255	17,106	39,329	44,153
Foreign exchange loss (gain)	(6,771)	(1,434)	21,963	3,450
Insurance	7,380	6,397	21,550	19,687
Interest on long-term debt	147,316	125,138	408,872	426,529
Management fees and salaries	87,011	60,628	241,867	178,845
Miscellaneous	10,727	9,725	33,745	33,502
Office and stationery	27,523	34,041	84,073	115,816
Professional fees	77,243	56,412	198,562	160,244
Rent and office services	(23,442)	27,123	4,341	79,627
Shareholder relations	5,980	6,632	26,737	24,605
Stock-based compensation	1,169	—	3,355	—
Telephone	39,261	37,633	115,256	105,849
Transfer agent and filing fees	15,198	9,756	29,868	24,741
Travel	25,047	19,634	59,310	46,875
Wages and benefits	745,173	644,117	2,110,196	1,708,649

General and administrative expenses	$1,345,478	$1,257,432	$3,931,350	$3,573,058

Prepared by Management

August 25, 2005
MANAGEMENT DISCUSSION AND ANALYSIS
Third Quarter 2005, For the Nine Months Ended June 30, 2005
Background
Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada and Florida. Directly and indirectly through its subsidiaries, the Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers, and pulp and paper mills in the US as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers. The Company’s Canadian Operations are comprised of itself and a wholly-owned subsidiary, The Answer Garden Products Ltd. (“Answer”) both of Abbotsford, British Columbia and a division-Red River Soils (“Red River”) based in Winnipeg, Manitoba. The Company’s US Operations are controlled by a wholly-owned subsidiary, Envirowaste International Inc. (“EII”), which in turn controls two wholly-owned subsidiaries-Consolidated Resource Recovery Inc. (“CRR (Florida)” based in Sarasota, Florida, and Consolidated Resource Recovery Inc. (“CRR (Georgia)”), based in Atlanta, Georgia (now inactive).
This MD&A should be read in conjunction with Consolidated Envirowaste Industries Inc.’s unaudited consolidated financial statements for the nine months ended June 30, 2005 and related notes. These financial statements are reported in Canadian currency and have been prepared in accordance with Canadian generally accepted accounting principles. Information on the Company’s outstanding shares and segment information for the Company’s two business units-Canadian and US Operations and information thereon are presented in Notes 10 and 12 respectively of the financial statements. Readers are also directed to the annual audited financial statements, related notes and management discussion and analysis for the year ended September 30, 2004, all of which are available to readers on SEDAR at www.sedar.com.
Quarterly Results
The Company recorded net income from continuing operations for the three months ended June 30, 2005 of $305,798 or $0.03 per share ($0.03 per share diluted) compared to net earnings from continuing operations of $646,636 or $0.06 per share ($0.06 per share diluted) for the three months ended June 30, 2004. The Company’s Georgia subsidiary ceased daily operations on March 31, 2005, and, is presented as discontinued operations on a comparative basis. After a net loss from discontinued operations for the quarter of $514 (2004 — $148,911), overall net income for the three months ended June 30, 2005 was

$305,284 or $0.03 per share ($0.03 per share diluted) compared to net income of $497,725 or $0.05 per share ($0.05 per share diluted) earned in the same quarter of 2004.
Revenue for the quarter increased 15% or $1.1 million to $8,489,774 compared to the third quarter of 2004 driven by revenue growth in its Florida unit. The Company experienced pressure on gross margins during the quarter compared to the third quarter of 2004 caused by higher fuel and raw material costs. Increased activity and fuel cost increases driving freight costs for product deliveries and disposal of site material accounted for a significant increase in direct selling expenses during the nine months ended June 30, 2005 when compared to the third quarter of 2004. These factors combined to reduce net income for the quarter from continuing operations to $305,798 compared to $646,636 for the three months ended June 30, 2005.
Items of significance during the quarter included the acquisition by its Florida subsidiary of approximately 200 acres of land for $1,892,558 (US $1,522,988) financed by a new $735,000 (US $600,000) line of credit and internal funds, and, the acquisition of new transportation equipment worth $715,000 (US $569,500) by way of capital lease. The property purchased is in close proximity to Florida’s existing operations and will be used for future strategic business purposes. The new transportation equipment will assist Florida in controlling spiralling costs of removing material from sites as contractors continue to increase prices to deal with the run-up in crude oil prices. The Company also repaid a $150,000 loan balance to a shareholder, and paid $63,880 to fully retire all outstanding loans and accrued interest due one of its officers and directors during the quarter.
Driven by strong private sector demand, storm revenue generated in earlier quarters, and continued revenue growth in the Company’s Florida unit, sales for the first nine months of fiscal 2005 increased 26% or $4,603,626 to $22,346,000 compared to $17,742,315 for the nine months ended June 30, 2004. Lower sales of packaged products in the first nine months of 2005 reflect weaker demand in the Canadian Prairies caused by inclement weather. Increases in revenue for the first three quarters of 2005 were offset by higher operating and selling costs, however, operating income from continuing operations for the nine months ended June 30, 2005 rose $570,290 or 59% to $1,533,784 compared to $963,494 for the same period in 2004. Net income from continuing operations increased 26% or $165,868 for the first three quarters of 2005 to $812,862 compared to $646,994 for the same period last year. Net income from the discontinued Georgia operations of $28,711 compared to a net loss from discontinued operations of $67,681 brought net income for the nine months ended June 30, 2005 to $841,573-an increase of 45% or $262,260-compared to net income of $579,313 for the first three quarters of 2004.
The continuing strength of the US dollar reduced comparable revenues by $642,000 for the quarter and $1,657,820 for the nine month period compared to 2004. While the exchange rate differentials between this fiscal year and last had only a minor impact on net income for the quarter ended June 30, 2005 (less than $20,000), the effect of exchange for the nine month period ended June 30, 2005 lowered comparable net income by $112,000 or approximately $0.01 per share ($0.01 per share diluted).

The table below provides selected information derived from the Company’s financial statements for each of the eight most recently completed quarters:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
Quarter ended:	2005	2005	2004	2004	2004	2004	2003	2003
Total revenues	$8,489,774	$6,682,903	$7,173,264	$6,794,411	$7,383,221	$5,484,735	$4,874,359	$4,513,838
Income (loss) before discontinued operations	$305,798	($13,538)	$520,602	$361,326	$651,060	$32,324	($31,966)	($133,916)

Earnings per share-basic	$0.03	$0.00	$0.04	$0.04	$0.06	$0.00	($0.00)	($0.01)
Earnings per share-diluted	$0.03	$0.00	$0.04	$0.04	$0.06	$0.00	($0.00)	($0.01)

Net income	$305,284	$660	$535,629	$249,379	$497,725	$91,975	($10,387)	($247,124)

Earnings per share-basic	$0.03	$0.00	$0.05	$0.02	$0.05	$0.01	($0.00)	($0.03)
Earnings per share-diluted	$0.03	$0.00	$0.05	$0.02	$0.05	$0.01	($0.00)	($0.03)

Weighted average number of common shares outstanding-basic	10,247,199	10,250,801	10,247,199	10,247,199	10,247,199	10,197,748	10,016,044	9,994,299
Weighted average number of common shares outstanding-diluted	10,258,535	10,331,629	10,247,199	10,284,074	10,258,535	10,209,084	10,057,702	10,133,484
The reader will note that our first quarter of 2005 was not typical of our first quarters; although the quarter ended December 31, 2003 did have revenues above the norm from storm work. Our business, and particularly the Canadian operations which derive almost 82% of their revenues in the 2nd and 3rd quarters during the spring/summer growing season, is subject to seasonal patterns. To a lesser extent, our US operations are subject to the same seasonal patterns given that the material we process is green waste which is more abundant in the spring and summer months, while both units’ processing efficiency declines during cold or wet periods.
Cash Flow and Liquidity
The Company generated $850,000 in cash flows from operations during the quarter compared to $988,000 in the comparable quarter of 2004. After changes in working capital items, the Company generated 1,765,000 in cash flows from operating activities during the quarter compared to generating $1,132,000 in cash flows in the quarter ended June 30, 2004-the change primarily as a result of the $735,000 proceeds from the short term line of credit financing for the purchase of the Florida property. For the first nine months of fiscal 2005, the Company generated approximately $2,377,000 in cash flows from operating activities after changes in working capital items, compared to $2,053,000 generated in the first nine months of fiscal 2004. Again, this is a reflection of the reduction in deferred revenue related to storm materials processed since September 30, 2004, the pay down/change in current portions of long-term debt and capital lease balances, and the payment of the current portion of loans from a Company director and officer since the relative year ends. Even with a minor increase in long term debt and the new capital lease during the third quarter, the Company continues (aided by favourable currency translation differences) to reduce overall debt levels-including a $316,000 reduction in loans payable to a shareholder and a Company director and officer in the quarter-compared to the 2004 nine month period.

Working capital at June 30, 2005 was 1.22:1, compared to 1.31:1 at June 30, 2004 and 1.37:1 at September 30, 2004 reflecting the Company’s use of internal funds to finance the Florida land acquisition. Debt to equity ratios continue to improve from 1.66:1 at June 30, 2004, to 1.79:1 at our September 30, 2004 year end, to 1.54:1 at June 30, 2005. Recent results have not only strengthened the balance sheet through the payout of debt, it allows the Company to enhance future earnings and cash flow by reducing interest costs and reducing debt service obligations. It also provides the Company with future borrowing capacity, should strategic investment opportunities arise.
Although the majority of the Company’s financial instruments (cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities etc.) are denominated in US funds, and are subject to exchange rate fluctuation risk versus the Canadian dollar, management is of the opinion that, in the near term, US and Canadian exchange rates will be relatively stable compared to the last two years.
Capital Resources
At present, the Company has adequate internal resources to fund working capital requirements and operating lease commitments (Note 13). In addition to these, Answer has entered into a 36 month capital lease agreement subsequent to June 30, 2005 to fund the purchase of equipment worth approximately $42,000. Any additional capital expenditures, if deemed appropriate, will be financed through commercial sources. During the quarter ended June 30, 2005, the Company did not issue any new shares or stock options.
Off-Balance Sheet Arrangements
The Company does not have any such arrangements at present or contemplated in the future.
Transactions with Related Parties
As detailed in Notes 9 and 11 of the financial statements, the Company has loans payable to two of its directors and officers as well as contractual employment amounts payable to them for accrued remuneration, accrued interest, and expense reimbursements consistent with standard business practice.
Financial Instruments and Other Instruments
As described above, management is of the opinion that the Company does not face any undue risk from its financial instruments. The Company does not participate in any hedging or forward contract programs.
Outlook
The Company will maintain normal operating levels during the remaining three months of this fiscal year and continue efforts to optimize operations and seek new growth opportunities.

Forward-Looking Statements
This report contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks include, among others: general economic and business conditions, weather factors, competition and product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company’s annual statutory report.

[signed]	[signed]

James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President